

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 10, 2010

Via U.S. Mail and Facsimile

Phillip D. Green
Group Executive Vice President and
Chief Financial Officer
Cullen/Frost Bankers, Inc.
100 W. Houston Street
San Antonio, TX 78205

> **Re: Cullen/Frost Bankers, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 2, 2010**
> **File No. 001-13221**

Dear Mr. Green:

We have reviewed your response letter dated May 20, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation, page 132

Annual Incentive Pay, page 20 of Definitive Proxy Statement on Schedule 14A

1. We note your response to comment 2 in our letter dated May 6, 2010. Based on your response, we are unable to agree with your determination that the

performance targets are not material in the context of the company's compensation policies or decisions. Please revise your proposed disclosure to include the specific corporate performance targets and confirm that you will revise future filings accordingly. Alternatively, please revise your response to analyze in greater detail why the targets are not material, particularly given that the bonuses are intended to reward favorable corporate performance.

Grants of Plan-Based Awards, page 30 of Definitive Proxy Statement on Schedule 14A

2. We note your response to comment 3 in our letter dated May 6, 2010. Although Cullen/Frost did not make non-equity compensation plan awards in 2009 that are payable based on performance in future years, it appears based on the disclosure in your document that the company granted non-equity incentive plan awards to its named executive officers in 2009 that were payable based on 2009 performance. Accordingly, the table should include threshold, target and maximum estimated future payouts under non-equity incentive plans. Please revise your proposed disclosure to include this information and confirm that you will revise future filings accordingly.

Exhibits, Financial Statement Schedules, page 133

3. We note your response to comment 6 in our letter dated May 6, 2010. In addition to filing written descriptions of your bonus plans with your next periodic report, please provide us with those written descriptions in your next response.

General

4. We note your response to comment 7 in our letter dated May 6, 2010. Based on your response, it appears that you did not file the Form 8-K in question within four business days of the day on which your annual meeting ended as required by General Instruction B.1 and Instruction 1 to Item 5.07 of Form 8-K. Please confirm your understanding that based on the untimely filing of this Form 8-K, the company does not currently meet the eligibility requirements to use Form S-3 set forth in General Instruction I.A.3.(b) of Form S-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3469 with any questions.

Sincerely,

Justin T. Dobbie
Attorney-Adviser

cc: Stan McCormick
         Cullen/Frost Bankers, Inc.